UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported): November 28, 2018

OvaScience, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-35890	45-1472564
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

9 Fourth Avenue Waltham, Massachusetts	02451
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (617) 500-2802

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒          Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging Growth Company☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

First Amendment to Stock Purchase Agreement

On November 28, 2018, OvaScience, Inc. (“OvaScience” or the “Company”), an institutional investor (the “Post-Closing Investor”) and Millendo Therapeutics, Inc. (“Millendo”) entered into an amendment (the “Amendment”) to a securities purchase agreement, dated November 1, 2018, relating to the issuance of approximately $20 million of the Company’s common stock, par value $0.001 per share (the “Post-Closing Financing”), to occur following the closing of the planned merger (the “Merger”) of Millendo with and into Orion Merger Sub, Inc. (“Merger Sub”) pursuant to the Agreement and Plan of Merger, dated as of August 8, 2018, as amended, by and among the Company, Millendo and Merger Sub (the “Merger Agreement”). The Amendment, among other things, revises the section that describes the closing as well as the sections describing the Company’s and the Post-Closing Investor’s conditions to the closing of the Post-Closing Financing to remove the Post-Closing Investor’s ability to waive certain conditions to the closing and references thereto.

A copy of the Amendment is attached hereto as Exhibit 10.1, and this description is qualified in its entirety by reference to the text of the Amendment.

Item 8.01                                           Other Events.

On November 5, 2018, OvaScience filed a final proxy statement, prospectus and information statement (the “Definitive Proxy Statement”) with the Securities and Exchange Commission (the “SEC”) with respect to the special meeting of OvaScience’s stockholders scheduled to be held on December 4, 2018 in order to, among other things, obtain the stockholder approvals necessary to complete the planned Merger, pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Millendo, with Millendo continuing as a wholly owned subsidiary of OvaScience and the surviving corporation of the Merger (the “Millendo Transaction”).

With this filing, OvaScience is hereby supplementing its disclosure in the Definitive Proxy Statement in connection with litigation brought by its stockholders, which is described below. Nothing in this Current Report on Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. OvaScience and the other named defendants believe the claims asserted in the litigation to be without merit, intend to defend against them vigorously, and deny any wrongdoing alleged in the litigation.

Stockholder Litigation

In connection with the Millendo Transaction, two putative securities class actions have been filed in the U.S. District Court for the Southern District of New York against OvaScience, Christopher Kroeger, Richard Aldrich, Jeffrey D. Capello, Mary Fisher, John Howe, III, Marc Kozin and John Sexton. The complaints are respectively captioned as follows: Cuenca Aubets v. OvaScience, Inc., et al., No. 1:18-cv-10882 (filed November 20, 2018) (“Cuenca Aubets”) and Kim v. OvaScience, Inc., et al., No. 1:18-cv-10939 (filed November 21, 2018) (“Kim”).

The lawsuits allege that the Definitive Proxy Statement made false and misleading statements and omissions in connection with the Millendo Transaction, in violation of the Securities Exchange Act of 1934 and Rule 14a-9 promulgated thereunder. The plaintiffs in Cuenca Aubets and in Kim each seek to represent a class of all public stockholders of OvaScience. The Cuenca Aubets lawsuit seeks, among other things, to enjoin the Millendo Transaction unless OvaScience discloses certain information requested by the plaintiff, unspecified damages, and attorneys’ fees. The Kim lawsuit seeks, among other things, preliminary and permanent injunctions of the Millendo Transaction unless OvaScience discloses certain information requested by the plaintiff, rescissory damages if the Millendo Transaction is consummated, unspecified damages and attorneys’ fees. We refer to these actions as the “Stockholder Litigation.”

The Company believes that no supplemental disclosures are required under applicable laws. However, to avoid the risk of the Stockholder Litigation delaying or adversely affecting the closing of the Millendo Transaction and to minimize the expense of defending the Stockholder Litigation, and without admitting any liability or wrongdoing, the Company is making certain disclosures below that supplement and revise those contained in the Definitive Proxy Statement, which we refer to as the “litigation-related supplemental disclosures.” The litigation-related supplemental disclosures contained below should be read in conjunction with the Definitive Proxy Statement, which is available on the Internet site maintained by the SEC at http://www.sec.gov, along with periodic reports and other information the Company files with the SEC. The Company and the other named defendants deny that they have committed or assisted others in committing any violations of law or breaches of duty to Company stockholders, and expressly maintain that they have complied with their fiduciary and other legal duties and are providing the litigation-related supplemental disclosures below solely to try to eliminate the burden and expense of further litigation, to put the claims that were or could have been asserted to rest, and to avoid any possible delay to the closing of the Millendo Transaction that might arise from further litigation. Nothing in the litigation-related supplemental disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the litigation-related supplemental disclosures. To the extent that the information set forth herein differs from or updates information contained in the Definitive Proxy Statement, the information set forth herein shall supersede or supplement the information in the Definitive Proxy Statement. References to sections and subsections herein are references to the corresponding sections or subsections in the Definitive Proxy Statement, all page references are to pages in the Definitive Proxy Statement, and terms used herein, unless otherwise defined, have the meanings set forth in the Definitive Proxy Statement.

SUPPLEMENT TO DEFINITIVE PROXY STATEMENT

Opinion of the OvaScience Financial Advisor

In the sections of the Definitive Proxy Statement entitled “Opinion of the OvaScience Financial Advisor as of August 8, 2018 — Analysis of Selected Precedent Transactions as of the Date of the August Opinion — Selected Phase 2 or Phase 3 Orphan Disease Precedent Transactions — August” (on page 150 of the Definitive Proxy Statement; the “August Precedent Transactions Disclosure”) and “Opinion of the OvaScience Financial Advisor as of October 26, 2018 - Analysis of Selected Precedent Transactions as of the Date of the October Opinion — Selected Phase 2 or Phase 3 Orphan Disease Precedent Transactions — October” (on page 161 of the Definitive Proxy Statement; the “October Precedent Transactions Disclosure”), there is a discrepancy in the listed enterprise value for one of the eleven referenced precedent transactions. The listed enterprise value for the April 2018 Wilson Therapeutics AB and Alexion Pharmaceuticals, Inc. transaction (the “Wilson — Alexion Transaction”) is $693.5 million in the August Precedent Transactions Disclosure and $788.4 million in the October Precedent Transactions Disclosure.

The Company and Ladenburg Thalmann have reviewed the reason for this discrepancy, including a review of the methodology used to prepare the analysis underlying the August Opinion and the October Opinion. The source data that were used as the basis for the calculation of the enterprise value associated with the Wilson — Alexion Transaction, which were obtained by Ladenburg Thalmann from a third party service provider, may have changed between August and October due to changes in the exchange rate between the United States dollar and the Swedish krona, which is the currency in which the Wilson — Alexion Transaction was denominated. Regardless, the Company and Ladenburg Thalmann note this discrepancy did not alter the underlying analysis (i.e., the implied total enterprise value range for “Selected Phase 2 or Phase 3 Orphan Disease Precedent Transactions-October” for Millendo as calculated by Ladenburg Thalmann would remain the same if $693.5 million or $788.4 million was used for the “Wilson — Alexion Transaction”) or change the conclusion of Ladenburg Thalmann as to the fairness, from a financial point of view, of the Exchange Ratio to the OvaScience Stockholders as of the dates of its August Opinion and its October Opinion.

Further, (i) the sixth bullet point under the caption “Opinion of the OvaScience Financial Advisor as of August 8, 2018,” (ii) the eighth bullet point under the caption “Opinion of the OvaScience Financial Advisor as of October 26, 2018,” (iii) the second sentence under the caption “Discounted Cash Flow Analysis as of the Date of the August Opinion,” (iv) the second sentence of the third paragraph on page 153, (v) the second sentence under the caption “Discounted Cash Flow Analysis as of the Date of the October Opinion,” and (vi) the second sentence of the fourth paragraph on page 164 are replaced with the following:

“Ladenburg Thalmann reviewed and analyzed projections as to revenue, costs and expenses for Millendo that management of OvaScience provided to Ladenburg Thalmann for use in its fairness analysis.  OvaScience prepared those projections as to revenue, costs, and expenses for Millendo based on OvaScience management’s understanding and analysis of Millendo’s business, operations and prospects, as well as financial information and key assumptions provided by Millendo. The financial projections referred to in the previous sentences, which were the only projections relied upon by Ladenburg Thalmann in connection with the rendering of its August Opinion and its October Opinion, are summarized under “ — Financial Projections”. These projections were based in part on assumptions as to the potential market opportunity for livoletide and nevanimibe, including assumptions relating to the potential size of the patient populations for those product candidates; potential time frames for regulatory approval, both in the United States and internationally; potential pricing and degree of potential market penetration; length of patent protection for Millendo’s intellectual property assets; and working capital adjustments.”

Background of the Merger

In the section of the Definitive Proxy Statement entitled “Background of the Merger,” the Company states that the Second Amendment to the Merger Agreement, or the Second Amendment, was “proposed by Millendo in order to lower Millendo’s valuation from $191.9 million to $155.0 million in connection with a new investment of approximately $20 million to be made into OvaScience shortly after the Closing…and that OvaScience’s valuation would be lowered to $45.5 million, subject to certain adjustments set forth in the Merger Agreement.” The lowering of Millendo’s valuation from $191.9 million to $155.0 million was agreed to by OvaScience and Millendo in order to reflect the pre-money valuation that the investor in the Post-Closing Financing was willing to ascribe to Millendo. The lowering of OvaScience’s valuation from $47.5 million to $45.5 million reflected a lower premium for its cash balance which it agreed to in order to show some flexibility in light of Millendo being willing to take a much greater cut to its valuation. The OvaScience Board of Directors believed that these adjustments to the parties’ respective valuations, and the resulting changes to the anticipated Exchange Ratio, together with the additional cash that would be obtained for the operations of the combined company as a result of the Post-Closing Financing, would result in a transaction that was more favorable to the OvaScience Stockholders than the transaction had been prior to the Second Amendment.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

In connection with the proposed Millendo Transaction, OvaScience filed the Definitive Proxy Statement with the SEC on November 5, 2018. The Definitive Proxy Statement was first mailed on or about November 5, 2018 to the Company’s stockholders of record as of the close of business on October 26, 2018. Stockholders of OvaScience are urged to read these materials carefully because they contain important information about OvaScience, Millendo, and the proposed Millendo Transaction and related transactions. The Definitive Proxy Statement and any amendments or supplements thereto (when such amendments or supplements become available) and other documents filed by OvaScience with the SEC may be obtained free of charge through the SEC website at www.sec.gov. They may also be obtained for free by directing a written request to: OvaScience, Inc., 9 Fourth Avenue, Waltham, MA 02451, Attention: Vice President, Finance.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under or applicable exemption from the securities laws of any such jurisdiction.

PARTICIPANTS IN THE SOLICITATION

OvaScience and Millendo, and each of their respective directors and executive officers and certain of their other members of management and employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the special interests of OvaScience’s directors and executive officers in the proposed transaction is included in the Definitive Proxy Statement. Additional information regarding these persons is included in OvaScience’s Annual Report on Form 10-K for the year ended December 31, 2017, filed with the SEC on March 15, 2018, and the proxy statement for OvaScience’s 2018 annual meeting of stockholders, filed with the SEC on April 30, 2018. These documents can be obtained free of charge from the sources indicated above.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This communication contains forward-looking statements (including within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended) concerning OvaScience, Millendo, the proposed transaction and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of OvaScience, as well as assumptions made by, and information currently available to, management. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: the risk that the conditions to the closing of the transaction are not satisfied, including the failure to obtain stockholder approval for the transaction in a timely manner or at all; uncertainties as to the timing of the consummation of the transaction and the ability of each of OvaScience and Millendo to consummate the transaction; risks related to the closing of the post-closing financing; risks related to OvaScience’s continued listing on the Nasdaq Stock Market until closing of the proposed transaction; risks related to OvaScience’s ability to correctly estimate its operating expenses and its expenses associated with the transaction; the ability of OvaScience or Millendo to protect their respective intellectual property rights; competitive responses to the transaction; unexpected costs, charges or expenses resulting from the transaction; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; and legislative, regulatory, political and economic developments. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere, including the risk factors included in OvaScience’s most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, the Definitive Proxy Statement, and Current Reports on Form 8-K filed with the SEC. OvaScience can give no assurance that the conditions to the transaction will be satisfied. Except as required by applicable law, OvaScience undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

Item 9.01                                           Financial Statements and Exhibits.

(d)  Exhibits

10.1                        First Amendment to Stock Purchase Agreement, dated as of November 28, 2018, by and among OvaScience, Inc., the purchasers set forth on Schedule I thereto and Millendo Therapeutics, Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OVASCIENCE, INC.

Date: November 29, 2018	/s/ Christopher Kroeger, M.D., M.B.A.
Christopher Kroeger, M.D., M.B.A.
Chief Executive Officer